AMENDING AGREEMENT

This Agreement dated May 19, 2005 is made

Between

LUMINA COPPER CORP., a company incorporated under the laws of the Province of British Columbia, and having a head office at 1550 – 625 Howe Street, Vancouver,. British Columbia

(“Lumina”)

And

DAVID STRANG of 3269 143rd Street, Surrey, BC V4P 3M2

(the “Executive”)

RECITALS

A.

The parties entered into an Executive Bonus/Retention Agreement (the “Bonus Agreement”) dated June 21, 2004 wherein Lumina agreed to provide additional incentive to the Executive’s compensation arrangements under the Executive’s employment agreement with Lumina.

B.	All the parties to the Bonus Agreement desire to amend the above mentioned Bonus Agreement.

NOW THEREFORE in consideration of mutual covenants and agreements hereinafter set forth (the receipt and sufficiency of which is hereby acknowledged and agreed) the parties hereto have agreed to amend the Agreement and now covenant and agree as follows:

1.      Definitions
In this agreement all words and phrases in initial capitals (unless otherwise defined or the context requires otherwise) shall have the same meanings ascribed to them in the Agreement.

2.      Governing Law
This Agreement will be governed by and construed in accordance with the laws of the British Columbia and the laws of Canada applicable therein.

3.      Severability
If an arbitrator, court of other tribunal of competent jurisdiction determines that any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

4.      Executive Bonus/Retention Agreement to Remain in Force
Except as amended hereby, the Bonus Agreement shall remain in force enforceable against the Parties thereto and shall henceforth on execution be read together with the amendment herein contemplated.

5.      Waiver
If any party breaches any provision of this Agreement, the failure of any other party to require strict performance will not constitute a waiver of such breach or otherwise prejudice the other party from subsequently enforcing the provisions hereof as they relate to the breach in question or any similar or other breach. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar) of this Agreement, nor will such waiver constitute a continuing waiver unless otherwise expressly provided in writing duly executed by the party to be bound thereby.

6.      Amendment to Executive Bonus/Retention Agreement
Paragraphs 1,2,3,5, and 8 of the Bonus Agreement to be deleted and replaced with the following:

          1.      RETENTION BONUS

If the Executive remains in the employ of any one or more of Regalito Copper Corp, Northern Peru Copper Corp, Global Copper Corp and(or) Lumina Resources Corp. throughout the period commencing on the date hereof and ending on the earlier of a Change of Control or in the event Regalito undertakes in a transaction or a series of transactions a sale of assets pursuant to which all or substantially all of the then current business of Regalito is transferred to an arms-length third party, or December 31, 2008 Lumina shall award from its Share Bonus Plan, 10 days thereafter, 34,000 common shares of Lumina as a fully earned bonus. Subject to section 6 hereof, should the Executive leave Lumina, be terminated with or without just cause or become Totally Disabled prior to earning any bonus hereunder, this provision shall be null and void and the Executive shall not be entitled to any bonus shares or any part of any such bonus or any other compensation in connection herewith and the Executive hereby releases Lumina with respect hereto.

          2.      SHARE APPRECIATION BONUS

(a)

Provided the Executive is in the employ of Regalito Copper Corp. at such time as the share price of Regalito reaches CDN$8.00 and trades at or above CDN$8.00 for a period of five consecutive trading days on such Canadian Stock Exchange as Regalito may trade (or if Regalito is no longer trading on a Canadian Stock Exchange then such determination shall be made after conversion from lawful currency of the United States of America), Lumina shall award from its Share Bonus Plan, 10 days thereafter, 10,000 common shares of Lumina as a fully earned bonus. Subject to section 6 hereof, should the Executive leave Regalito, be terminated with or without just cause or become Totally Disabled prior to earning any bonus hereunder this provision shall be null and void and the Executive shall not be entitled to any bonus shares or any part of any such bonus or any other compensation in connection herewith and the Executive hereby releases Lumina with respect hereto.

(b)

Provided the Executive is in the employ of Northern Peru Copper Corp. at such time as the share price of Northern Peru Copper Corp. reaches CDN$3.00 and trades at or above CDN$3.00 for a period of five consecutive trading days on such Canadian Stock Exchange as Lumina may trade (or if Northern Peru Copper Corp. is no longer trading on a Canadian Stock Exchange then such determination shall be made after conversion from lawful currency of the United States of America), Lumina shall award from its Share Bonus Plan, 10 days thereafter, 10,000 common shares of Northern Peru Copper Corp. as a fully earned bonus. Subject to section 6 hereof, should the Executive leave Northern Peru Copper Corp., be terminated with or without just cause or become Totally Disabled prior to earning any bonus hereunder this provision shall be null and void and the Executive shall not be entitled to any bonus shares or any part of any such bonus or any other compensation in connection herewith and the Executive hereby releases Lumina with respect hereto.

          3.      TRANSACTION BONUS

Provided the Executive is in the employ of Lumina on May 9, 2005, 15,000 common shares of Lumina as a fully earned bonus.

          5.      MAJOR TRANSACTION BONUS

Provided the Executive is in the employ of Regalito at such time as Regalito shall undertake a sale of any one or more of its resource properties in a single transaction having a transaction value equal to or greater than US$100,000,000, Lumina shall award from its Share Bonus Plan, 10 days thereafter, 25,000 common shares of Regalito as a fully earned bonus. Should the Executive leave Regalito, be terminated with or without just cause or become Totally Disabled prior to earning any bonus hereunder this provision shall be null and void and the Executive shall not be entitled to any bonus shares or any part of any such bonus or any other compensation in connection herewith and the Executive hereby releases Lumina with respect hereto.

          8.      CHANGE OF CONTROL

          (a) In the event of a Change of Control or in the event Regalito undertakes in a transaction or a series of transactions a sale of assets pursuant to which all or substantially all of the then current business of Regalito is transferred to an arms-length third party, and provided the Employee shall continue to provide his services until the completion of such Change of Control, all bonus shares issuable under Sections 1, 2(a), 3 and 4 hereof notwithstanding they made not have been earned as contemplated herein shall be payable to the Executive 10 days after the Change of Control or earlier if required, on such date as may be required, such that such shares may be tendered into the event that lead to the Change of Control in exchange for the consideration being paid in respect of such Change of Control.

          (b)      In the event of a Change of Control or in the event Northern Peru Copper Corp. undertakes in a transaction or a series of transactions a sale of assets pursuant to which all or substantially all of the then current business of Northern Peru Copper Corp. is transferred to an arms-length third party, and provided the Employee shall continue to provide his services until the completion of such Change of Control, all bonus shares issuable under Sections 1, 2(b), 3 and 4 hereof notwithstanding they made not have been earned as contemplated herein shall be payable to the Executive 10 days after the Change of Control or earlier if required, on such date as may be required, such that such shares may be tendered into the event that lead to the Change of Control in exchange for the consideration being paid in respect of such Change of Control.

7.      Arbitration

Any dispute arising under this Agreement will be determined by a single arbitrator to be appointed by the parties as follows:

(a)

either party may refer any such matter to arbitration by written notice to the other and, within 14 calendar days after receipt of such notice, the parties will agree on the appointment of an arbitrator;

(b)

the language of the arbitration will be English, except to the extent that expert evidence is required in Spanish, in which case a certified translator will be made available if requested by any of the parties;

(c)	no person will be appointed as an arbitrator hereunder unless such person agrees in writing to act;

(d)

upon appointment in accordance with section (a), the arbitrator will immediately proceed to hear and determine the matter in question and unless otherwise agreed, such hearing shall take place in Vancouver, British Columbia;

(e)

the arbitration proceedings shall be carried out in accordance with the Rules of the International Chamber of Commerce in force on the date of this Agreement, save as said Rules shall conflict with the provisions of this section, in which case this section shall prevail;

(f)

the determination by the arbitrator will be made within 45 days after his appointment subject to any reasonable delay due to unforeseen circumstances and the decision of the arbitrator will be in writing and signed by the arbitrator and will be final and binding upon the parties who will abide by such decision;

(g)

if the parties cannot agree on a single arbitrator as provided in section (b), or if the person appointed is unwilling or unable to act, either party will have the right to request the Supreme Court of British Columbia to mediate in the appointment of a mutually acceptable arbitrator;

(h)	in the absence of agreement, the Court shall appoint an arbitrator; and

(i)

the arbitrator’s fees shall be paid by both parties in equal parts during the course of the arbitration but upon final decision of the dispute, the defeated party shall pay all costs and reimburse all arbitration costs, including the amounts paid by the prevailing party.

8.      Time

Time shall be of the essence hereof.

9.      Notices

Any notice or other writing required or permitted to be given hereunder or for the purposes hereof shall be sufficiently given if delivered by courier or facsimile transmission to the party to whom it is given addressed to such party at:

(a)	if to Lumina Copper Corp. at:

1550 – 625 Howe Street Vancouver, British Columbia V6C 2T6

Attention: Robert Pirooz Facsimile No.: 604.687.7041

(b)	if to David Strang at:

5373 Canvasback Road Blaine, Washington

or at such other address as the party to whom such writing is to be given shall have last notified to the party giving the same in the manner provided in this clause. Any notice delivered by courier or facsimile to the party to whom it is addressed shall be deemed to have been given and received on the Business Day next following the day it was delivered or telecopied.

10.     Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

11.     Assignment

This agreement may only be assigned together with the Bonus Agreement and then only as contemplated therein.

12.     Counterparts

This Agreement may be executed in as many counterparts as may be necessary and each such counterpart agreement so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. This Agreement and any counterpart thereof may be delivered by facsimile and when so delivered shall be deemed to be an original.

13.     Further Assurances

The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement. Either party may record this Agreement or a short form document or documents evidencing this Agreement in the appropriate public records in Chile and each party will execute and deliver all such further documents and instruments and will do such things, as are reasonably required to facilitate such registration.

14.     Headings

The headings of the sections of this Agreement are for convenience only and do not form a part of this Agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the parties.

                    IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

LUMINA COPPER CORP.
By:
Authorized Signature

DAVID STRANG